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                                                                Exhibit 3(iii)

12. The property and business of this corporation shall be managed by its Board of Directors, consisting of such number of members, not less, however, than three, as the stockholders may determine at any annual or special meeting called for the purpose of electing directors at which a quorum is present, by the affirmative vote of a majority of the capital stock which is represented at the meeting and entitled to vote on such proposal, or as the directors may determine from time to time. Whenever the number of directors shall have been so determined, such number shall be deemed the authorized number of directors until the same shall be changed by vote of the stockholders as aforesaid or by the directors. As long as the Certificate of Incorporation provides that the directors shall be divided into three classes, the number of directors in each of the three classes may be determined by vote of the stockholders as aforesaid or by the directors. Directors need not be stockholders. They shall be elected at the annual meeting of the stockholders, and each director shall be elected to serve until his successor shall be elected and shall qualify.